ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

October 25, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310

Ladies and Gentlemen:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, ETFMG Travel Tech ETF (the “Fund”), is Post-Effective Amendment No. 113 and Amendment No. 115 to the Trust’s Registration Statement on Form N-1A for the purpose of registering shares of the Fund as a new series of the Trust.

If you have any questions regarding the enclosed, please do not hesitate to contact Kent Barnes at 414‑765‑6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust